 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT EIGHT, INC.
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC, MPF PLATINUM FUND, LP, MPF NORTHSTAR FUND, LP, MPF INCOME FUND 26, LLC, MORAGA GOLD, LLC, COASTAL REALTY BUSINESS TRUST; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
UNITS (EACH OF WHICH IS EQUAL TO A SHARE EACH OF COMMON AND SERIES A PREFERRED STOCK)
 (Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$15,000,000	$1,741.50

*	For purposes of calculating the filing fee only. Assumes the purchase of 5,000,000 Units at a purchase price equal to $3 per Unit in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC, MPF Platinum Fund, LP, MPF Northstar Fund, LP, MPF Income Fund 26, LLC, Moraga Gold, LLC, Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 5,000,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Units”) in Apple REIT Eight, Inc.  (the “Corporation”), the subject company, at a purchase price equal to $3 per Unit, less the amount of any dividends declared or made with respect to the Units between June 1, 2011 (the “Offer Date”) and July 15, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2011 (the “Offer to Purchase”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date.  Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Unitholders to the Purchasers.  MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Unitholders with respect to the transferred Units, regardless of when the claims asserted and such action accrued.

The Corporation had 19,600 holders of record owning an aggregate of 93,938,833 Units as of December 31, 2010, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2010.  The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units.  The 5,000,000 Units subject to the Offer constitute 5.32% of the outstanding Units.  Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $15,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation’s principal executive offices is 814 East Main Street, Richmond, Virginia 23219, and its phone number is (804) 344-8121.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated June 1, 2011

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Unitholders dated June 1, 2011
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 1, 2011

MPF Flagship Fund 14, LLC, MPF Platinum Fund, LP, MPF Northstar Fund, LP, MPF Income Fund 26, LLC, Moraga Gold, LLC, Coastal Realty Business Trust
By: MacKenzie Patterson Fuller, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President